EXHIBIT 99.60

      FOR IMMEDIATE RELEASE                       CONTACT:
                                                  David P. Brownell
                                                  Senior Vice President
                                                  Tyco International (US) Inc.
                                                  (603) 778-9700

               TYCO INTERNATIONAL COMPLETES MERGER WITH ADT

               Hamilton, Bermuda, July 2, 1997--Tyco International Ltd. (NYSE-TYC) reported that the previously announced merger with ADT Limited was completed today, following the approval of the transaction by the shareholders of the two companies at separate meetings held earlier in the day. In the merger, shareholders of Tyco received one share of the combined company for each share of Tyco stock held. Shareholders of ADT received 0.48133 shares of the combined company for each share of ADT stock held. Former shareholders of Tyco own approximately 64 percent of the combined company, which adopted the name Tyco International Ltd. Shares of the combined company will trade on the New York Stock Exchange under the symbol "TYC" and will also trade on the London and Bermuda Stock Exchanges.

               The combination results in the largest fire and security business in the world. The ADT electronic security business serves over 1.8 million industrial, commercial and residential customers and is the largest provider of electronic security services in North America and the United Kingdom. The Tyco Fire and Safety Services segment, which now includes the ADT electronic security business, provides fire protection, detection and security systems and services to industrial, commercial and residential customers in over 50 countries around the world. The Fire and Safety Services segment will have sales of over $4.5 billion, of which $2.0 billion will be recurring revenues from service related businesses.

               "The combination of the ADT security business with Tyco's Fire and Safety Services group creates the world's premier fire and security company and provides us with the opportunity to serve these growing markets with a complete product package including design, installation, service and inspection," said L. Dennis Kozlowski, Tyco's chairman and chief executive officer. "This full service capability enhances our company wide strategy of expanding our position in higher margin service related business," he concluded.

               Tyco International, a diversified manufacturing and service company, is the world's largest manufacturer and installer of fire and safety systems, the largest provider of electronic security services in North America and the United Kingdom and has strong leadership positions in disposable medical products, packaging materials, flow control products, electrical and electronic components and underwater telecommunication systems. The Company operates in more than 50 countries around the world and has annual revenues of approximately $10 billion.

                          http://www.tycoint.com